UNITED STATES               SEC File Number
          SECURITIES AND EXCHANGE COMMISSION       0-25777
                WASHINGTON, D.C.  20549
                                                Cusip Number
                     FORM 12b-25

              NOTIFICATION OF LATE FILING

(Check One): X  Form 10-K      Form 20-F      Form 10-Q
      Form N-SAR

For Period Ended:   02-29-00

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on From N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - Registrant Information

TENDER LOVING CARE HEALTH CARE SERVICES, INC.
(Name of Registrant)
1983 Marcus Avenue
(Address of Principal Executive Office - Street and Number)
Lake Success,  NY  11042
(City, State and Zip)

PART II-Rules 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
expense;    X
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due
date; and    X
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III-Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file its yearly report on Form 10-K for the year ended February 29, 2000 without unreasonable effort or expense because the Registrant needs additional time beyond May 29, 2000 to complete the preparation of its Form 10-K. The Registrant is filing this notification and will file the Form 10-K within the time period permitted by Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification.
Willard T. Derr              516             327-3305
(Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file
such report(s), Yes   X    No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the
subject report or portion thereof?  Yes  X   No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


           Tender Loving Care Health Care Services, Inc.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   May 26, 2000
By: /s/ Willard T. Derr
    Willard T. Derr
    Sr. Vice President, Chief Financial Officer
    (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. The statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT

The Registrant anticipates reporting a net loss of approximately $15.0 million for the year ended February 29, 2000 ("fiscal 2000") as compared to a net loss of $73.1 million for the comparable prior year period. The prior year net loss included certain non-recurring charges to recognize Medicare and Medicaid audit adjustments, the write-down of goodwill and other restructuring costs aggregating
$49 million. The anticipated net loss of $15.0 million for fiscal 2000 includes a net loss from continuing operations of $16.5 million and net income of $1.4 million from discontinued operations. Discontinued operations represent the supplemental staffing services business which resulted from a spin off transaction which was completed on October 20, 1999 and for which the appropriate Form
10 was filed with the Securities and Exchange Commission.